AMENDMENT



03054790

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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~~ANNUAL AUDITED REPORT~~ (A)
FORM X-17A-5
~~PART III~~

SEC FILE NUMBER
8-65164

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2002 (MM/DD/YY) AND ENDING 12/31/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PriMuni LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Gateway Center, Suite 425
(No. and Street)

Pittsburgh (City) PA (State) 15222 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Maura T. Weis 412-325-3063
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grossman Yanak Ford
(Name – *if individual, state last, first, middle name*)

3 Gateway Center, Suite 1800 (Address) Pittsburgh (City) PA (State) 15222 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Maura T. Weis, swear (or affirm) that, [to the best of] my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the fi[rm of] Pri Muni LLC of April 8, 2003, are true and correct. I further swear (or a[ffirm] that) neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any a[ccount] classified solely as that of a customer, except as follows:

Notarial Seal
Lisa A. Zydel, Notary Public
City of Pittsburgh, Allegheny County
My Commission Expires Sept. 19, 2005
Member, Pennsylvania Association of Notaries

[Signature]
Signature

VP Operations
Title

Lisa A. Zydel
Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Grossman Yanak & Ford LLP *Certified Public Accountants*

April 7, 2003


SEC MAIL
APR 14 2003
SECURITIES AND EXCHANGE COMMISSION
RECEIVED
APR 15 2003
DIVISION OF MARKET REGULATION

Ms. Cynthia Q. Villanueva
Supervisors of Examiners
NASD
Philadelphia District Office
1835 Market Street, Suite 1900
Philadelphia, PA 19103

Three Gateway Center
Suite 1800
Pittsburgh, PA 15222
(412) 338-9300
FAX: (412) 338-9305
E Mail:
CPAs@gyf.com.

Dear Ms. Villanueva:

Pursuant to the attached letter from the NASD and the provisions of Rule 8210, we are providing the statement below.

> We have examined the differences between the audited Computation of Net Capital and the unaudited Computation of Net Capital noting only an insignificant difference that we deemed to be immaterial.

Thank you for taking care of the above noted item and if you need any further clarity on the matter, please do not hesitate to call.

Sincerely,

Jeffrey A. Ford

cc: Ms. Sherry Lawrence
NASD
Member Regulations Programs/
Systems Support
9509 Key West Avenue
Rockville, MD 20850

Ms. Maura T. Weis
Vice President of Operations
PriMuni LLC
One Gateway Center
4th Floor
Pittsburgh, PA 15222

Mr. A. Laurence Ehrhart
Regional Administrator
Securities and Exchange Commision
The Curtis Center 1120 E.
601 Walnut Street 601 Walnut Street
Philadelphia, PA 19106-3322

Roland E. Linn
NASD
Philadelphia District Office
Eleven Penn Center
1835 Market Street, Suite 1900
Philadelphia, PA 19103

✓ SEC
450 5th Street, N.W
Washington, DC 20549